EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Helen of Troy Limited as of February 28, 2022, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Incorporation	Doing Business as
Helen of Troy Limited	Barbados	Same Name
Helen of Troy Macao Limited	Macau	Same Name
Helen of Troy L.P.	Texas	Same Name, Helen of Troy and Belson Products
Idelle Labs, Ltd.	Texas	Same Name
OXO International Ltd.	Texas Limited	Same Name
HOT (UK) Limited	United Kingdom	Same Name, HOT UK and OXO Goodgrips
Steel Technology, LLC	Oregon	Same Name and Hydro Flask
Kaz, Inc.	New York	Same Name
Kaz USA, Inc.	Massachusetts	Same Name
Pur Water Purification Products, Inc.	Nevada	Same Name
Kaz Europe Sarl	Switzerland	Same Name
Helen of Troy Texas Corporation	Texas	Same Name
Drybar Products LLC	Delaware	Same Name
Osprey Packs, Inc.	Colorado	Same Name
Osprey Europe Limited	England and Wales	Same Name
Osprey Packs Vietnam Co., Ltd.	Vietnam	Same Name